82-3950


06018995


SEC MAIL PROCESSING
RECEIVED
DEC 0 5 2006
WASH., D.C.
190
SECTION



SUPPL

Lenovo Group Limited

INTERIM REPORT 2006/07

New World. New Thinking.™

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

Stock Code: 992

lenovo™





more innovation in the hands of more people




Interim Results

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2006 together with comparative figures for the corresponding period of last year, as follows:

Consolidated Income Statement

	Note	**3 months ended September 30, 2006 (unaudited) US$'000**	**6 months ended September 30, 2006 (unaudited) US$'000** (note 1(c))	3 months ended September 30, 2005 (unaudited) US$'000	6 months ended September 30, 2005 (unaudited) US$'000
Turnover	2	**3,700,424**	**7,176,118**	3,653,119	6,167,586
Cost of sales		**(3,220,116)**	**(6,198,942)**	(3,141,680)	(5,270,733)
Gross profit		**480,308**	**977,176**	511,439	896,853
Other income/(expense) – net	3	**16,206**	**26,157**	5,886	8,491
Selling and distribution expenses		**(267,438)**	**(564,074)**	(274,492)	(465,044)
Administrative expenses		**(113,159)**	**(227,849)**	(112,920)	(188,251)
Research and development expenses		**(55,809)**	**(107,110)**	(51,260)	(84,349)
Other operating expenses		**(9,013)**	**(30,516)**	(2,025)	(17,811)
Operating profit		**51,095**	**73,784**	76,628	149,889
Finance costs	4	**(8,427)**	**(17,578)**	(12,080)	(18,803)
Share of profits of jointly controlled entities		**–**	**–**	–	138
Share of profits/(losses) of associated companies		**334**	**1,640**	436	(235)
Profit before taxation	5	**43,002**	**57,846**	64,984	130,989
Taxation	6	**(5,117)**	**(14,755)**	(17,000)	(36,444)
Profit for the period		**37,885**	**43,091**	47,984	94,545
Profit attributable to:					
Shareholders of the Company		**37,885**	**43,091**	45,406	91,174
Minority interests		**–**	**–**	2,578	3,371
		37,885	**43,091**	47,984	94,545
Dividend	7		**27,454**		27,235
Earnings per share					
– Basic	8(a)	**US0.44 cents**	**US0.50 cents**	US0.51 cents	US1.03 cents
– Diluted	8(b)	**US0.43 cents**	**US0.49 cents**	US0.50 cents	US1.03 cents

Consolidated Balance Sheet

	Note	September 30, 2006 (unaudited) US$'000	March 31, 2006 (audited) US$'000
Non-current assets			
Property, plant and equipment		**238,986**	222,364
Prepaid lease payments		**6,101**	6,412
Construction-in-progress		**43,861**	27,965
Intangible assets		**1,866,286**	1,909,805
Investments in associated companies		**8,197**	9,060
Deferred tax assets		**61,956**	62,345
Available-for-sale financial assets		**27,240**	30,250
Other non-current assets		**70,557**	36,816
		2,323,184	2,305,017
Current assets			
Inventories		**344,001**	363,135
Trade receivables	11(a)	**710,474**	484,773
Notes receivable		**240,980**	92,522
Deposits, prepayments and other receivables		**840,561**	790,130
Cash and cash equivalents		**1,101,142**	1,004,981
		3,237,158	2,735,541
Total assets		**5,560,342**	5,040,558
Share capital	9	**28,485**	28,504
Reserves		**935,464**	1,015,399
Shareholders' funds		**963,949**	1,043,903
Minority interests		**744**	744
Total equity		**964,693**	1,044,647
Non-current liabilities	10	**865,294**	813,586
Current liabilities			
Trade payables	11(b)	**2,155,487**	1,683,171
Notes payable		**58,704**	49,433
Accruals and other payables	12	**1,480,737**	1,259,980
Tax payable		**11,190**	39,604
Short-term bank loans		**11,448**	128,358
Current portion of non-current liabilities	10	**12,789**	21,779
		3,730,355	3,182,325
Total liabilities		**4,595,649**	3,995,911
Total equity and liabilities		**5,560,342**	5,040,558
Net current liabilities		**493,197**	446,784
Total assets less current liabilities		**1,829,987**	1,858,233

Condensed Consolidated Cash Flow Statement

	6 months ended September 30, 2006 (unaudited) US$'000	6 months ended September 30, 2005 (unaudited) US$'000
Net cash generated from operating activities	**390,775**	1,113,157
Net cash used in investing activities	**(58,254)**	(678,851)
Net cash (used in)/generated from financing activities	**(226,914)**	677,082
Increase in cash and cash equivalents	**105,607**	1,111,388
Effect of foreign exchange rate changes	**(9,446)**	(2,133)
Cash and cash equivalents at the beginning of the period	**1,004,981**	387,101
Cash and cash equivalents at the end of the period	**1,101,142**	1,496,356

Consolidated Statement of Changes in Equity

	Share capital (unaudited) US$'000	Share premium (unaudited) US$'000	Convertible rights in respect of convertible preferred shares (unaudited) US$'000	Surplus arising on consolidation (unaudited) US$'000	Exchange reserve (unaudited) US$'000	Investment revaluation reserve (unaudited) US$'000	Share redemption reserve (unaudited) US$'000	Employee share trusts (unaudited) US$'000	Share-based compensation reserve (unaudited) US$'000	Retained earnings/ (accumulated losses) (unaudited) US$'000	Minority interests (unaudited) US$'000	Total (unaudited) US$'000
At April 1, 2006	28,504	1,043,260	10,769	-	(3,313)	(3,579)	396	(51,043)	22,791	(3,882)	744	1,044,647
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(2,836)	-	-	-	-	-	(2,836)
Exchange differences	-	-	-	-	(30,517)	-	-	-	-	-	-	(30,517)
Profit for the period	-	-	-	-	-	-	-	-	-	43,091	-	43,091
Reserve realized on disposal of available-for-sale financial assets	-	-	-	-	-	310	-	-	-	-	-	310
Issue of ordinary shares	31	2,919	-	-	-	-	-	-	-	-	-	2,950
Vesting of shares under long-term incentive program	-	-	-	-	-	-	-	7,733	(7,733)	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	16,562	-	-	16,562
Repurchase of shares	(50)	(4,602)	-	-	-	-	50	-	-	-	-	(4,602)
Contributions to employee share trusts	-	-	-	-	-	-	-	(73,654)	-	-	-	(73,654)
Dividend paid	-	-	-	-	-	-	-	-	-	(31,258)	-	(31,258)
At September 30, 2006	28,485	1,041,577	10,769	-	(33,830)	(6,105)	446	(116,964)	31,620	7,951	744	964,693

	Share capital (unaudited) US$'000	Share premium (unaudited) US$'000	Convertible rights in respect of convertible preferred shares (unaudited) US$'000	Surplus arising on consolidation (unaudited) US$'000	Exchange reserve (unaudited) US$'000	Investment revaluation reserve (unaudited) US$'000	Share redemption reserve (unaudited) US$'000	Employee share trusts (unaudited) US$'000	Share-based compensation reserve (unaudited) US$'000	Retained earnings (unaudited) US$'000	Minority interests (unaudited) US$'000	Total (unaudited) US$'000
At April 1, 2005	23,958	610,448	-	3,573	268	(453)	396	-	-	29,040	3,027	670,257
Adoption of HKFRS 3	-	-	-	(3,573)	-	-	-	-	-	3,573	-	-
As restated	23,958	610,448	-	-	268	(453)	396	-	-	32,613	3,027	670,257
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(3,879)	-	-	-	-	-	(3,876)
Exchange differences	-	-	-	-	1,643	-	-	-	-	-	77	1,720
Profit for the period	-	-	-	-	-	-	-	-	-	91,174	3,371	94,545
Issue of ordinary shares	5,586	550,233	-	-	-	-	-	-	-	-	-	555,819
Issue of convertible preferred shares and warrants	-	-	39,849	-	-	-	-	-	-	-	-	39,849
Exercise of share options	202	19,336	-	-	-	-	-	-	-	-	-	19,538
Share-based compensation	-	-	-	-	-	-	-	-	8,996	-	-	8,996
Repurchase of shares	(1,397)	(150,825)	-	-	-	-	-	-	-	-	-	(152,222)
Contributions to employee share trusts	-	-	-	-	-	-	-	(13,355)	-	-	-	(13,355)
Dividend paid	-	-	-	-	-	-	-	-	-	(31,572)	-	(31,572)
At September 30, 2005	28,349	1,029,192	39,849	-	1,911	(4,331)	396	(13,355)	8,996	92,215	6,475	1,189,697

Notes to the Condensed Interim Financial Statements

1. Basis of preparation

The Board is responsible for the preparation of the Group's unaudited condensed interim financial statements. These unaudited condensed interim financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that available-for-sale financial assets are stated at fair value. These unaudited condensed interim financial statements should be read in conjunction with the 2005/06 annual financial statements.

(a) Change in presentation currency

Effective from April 1, 2006, the Group has changed its presentation currency for the preparation of its financial statements from Hong Kong dollars to United States dollars ("US dollars" or "US$") as US dollars became the major currency of the Group's transactions. The Board considers the change will result in a more appropriate presentation of the Group's transactions in the financial statements. The comparative figures in these unaudited condensed interim financial statements are translated from Hong Kong dollars to US dollars using the rates that approximate the closing rates for balance sheet items and average rates for the period under review for income statement items.

The change in presentation currency has no significant impact on the financial position of the Group as at March 31 or September 30, 2006, or the results and cash flows of the Group for the six months ended September 30, 2005 and 2006.

(b) Change in presentation format

The Group has elected to present its income statement by function of expense with effect from April 1, 2006. The Board considers that it is more appropriate for the Group to present the income statement by function of expense.

(c) Comparative figures in the first quarter

During the quarter, certain classifications of expenses between "Selling and distribution" and "Administrative" functions have been changed. As a result, the comparative figures in the first quarter have been reclassified to conform to the current period's presentation.

(d) Accounting policies

The principal accounting policies and methods of computation used in the preparation of these unaudited condensed interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2006.

The following new standards, amendments to standards and interpretations are mandatory for the year ending March 31, 2007. The Group has adopted these new standards, amendments to standards and interpretations where considered appropriate and relevant to its operations.

- Amendment to HKAS 19, "Actuarial gains and losses, group plans and disclosures"
- Amendment to HKAS 39, "The fair value option"
- Amendment to HKAS 21, "Net investment in a foreign operation"
- Amendment to HKAS 39, "Cash flow hedge accounting of forecast intragroup transactions"
- Amendment to HKAS 39 and HKFRS 4, "Financial guarantee contracts"
- HKFRS 6, "Exploration for and evaluation of mineral resources"
- HK(IFRIC)-Int 4, "Determining whether an arrangement contains a lease"
- HK(IFRIC)-Int 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds"
- HK(IFRIC)-Int 6, "Liabilities arising from participating in a specific market – waste electrical and electronic equipment"
- HK(IFRIC)-Int 7, "Applying the restatement approach under HKAS 29"

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006/07 and have not been early adopted.

- HK(IFRIC)-Int 8, "Scope of HKFRS 2", effective for annual periods beginning on or after May 1, 2006
- HK(IFRIC)-Int 9, "Reassessment of embedded derivatives", effective for annual periods beginning on or after June 1, 2006
- HK(IFRIC)-Int 10, "Interim financial reporting and impairment", effective for annual periods beginning on or after November 1, 2006
- HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after January 1, 2007
- Amendment to HKAS 1, "Capital disclosures", effective for annual periods beginning on or after January 1, 2007

The Group has not early adopted these standards and interpretations in the financial statements for the year ending March 31, 2007. The Group is in the process of assessing the impact to the Group's accounting policies on the adoption of the above standards and interpretations in future periods, but is not in a position to state whether these new standards and interpretations would have a significant impact on its results of operations and financial position.

Notes to the Condensed Interim Financial Statements (continued)

2. **Segment information**

In accordance with the Group's internal financial reporting, the Group has adopted geographical segments as the primary reporting format and business segments as the secondary reporting format.

(a) **Primary reporting format – geographical segments**

The segment results for the six months ended September 30, 2006 are as follows:

	Americas (unaudited) US$'000	Europe, Middle East and Africa (unaudited) US$'000	Asia Pacific (excluding Greater China) (unaudited) US$'000	Greater China (unaudited) US$'000	Corporate or unallocated (unaudited) US$'000	Total (unaudited) US$'000
Turnover	**2,080,485**	**1,412,583**	**899,913**	**2,783,137**	**-**	**7,176,118**
Segment operating results	**(40,426)**	**(13,390)**	**(10,592)**	**173,873**	**(61,838)**	**47,627**
Finance income						**11,336**
Impairment of assets						**(3,762)**
Fair value change on warrants						**(355)**
Finance costs						**(17,578)**
Gain on disposal of investments and available-for-sale financial assets						**18,938**
Share of profits of associated companies						**1,640**
Profit before taxation						**57,846**
Taxation						**(14,755)**
Profit for the period						**43,091**

The segment results for the six months ended September 30, 2005 are as follows:

	Americas (unaudited) US$'000	Europe, Middle East and Africa (unaudited) US$'000	Asia Pacific (excluding Greater China) (unaudited) US$'000	Greater China (unaudited) US$'000	Corporate or unallocated (unaudited) US$'000	Total (unaudited) US$'000
Turnover	1,870,638	1,214,901	757,249	2,324,798	–	6,167,586
Segment operating results	59,474	(3,619)	8,986	132,048	(55,491)	141,398
Finance income						8,623
Finance costs						(18,803)
Loss on disposal of available-for-sale financial assets						(132)
Share of profits of jointly controlled entities						138
Share of losses of associated companies						(235)
Profit before taxation						130,989
Taxation						(36,444)
Profit for the period						94,545

2. **Segment information** (continued)

(b) **Secondary reporting format – business segments**

	Personal Computer Desktop (unaudited) US$'000	Personal Computer Notebook (unaudited) US$'000	Personal Computer Total (unaudited) US$'000	Mobile Handset (unaudited) US$'000	Others (unaudited) US$'000	Total (unaudited) US$'000
For the six months ended September 30, 2006						
Turnover	**3,022,055**	**3,705,443**	**6,727,498**	**339,634**	**108,986**	**7,176,118**
Capital expenditure			**78,662**	**3,549**	**1,139**	**83,350**
For the six months ended September 30, 2005						
Turnover	2,828,287	2,966,402	5,794,689	250,747	122,150	6,167,586
Capital expenditure			35,612	1,541	750	37,903
Total segment assets as at September 30, 2006 *(unaudited)*			**1,178,604**	**69,808**	**47,043**	**1,295,455**
Total segment assets as at March 31, 2006 (audited)			823,877	74,732	41,821	940,430

3. **Other income/(expense) – net**

	3 months ended September 30, 2006 (unaudited) US$'000	**6 months ended September 30, 2006 (unaudited) US$'000**	3 months ended September 30, 2005 (unaudited) US$'000	6 months ended September 30, 2005 (unaudited) US$'000
Finance income	**6,918**	**11,336**	5,672	8,623
Impairment of assets	**–**	**(3,762)**	–	–
Fair value change on warrants	**(9,695)**	**(355)**	–	–
Gain/(loss) on disposal of investments and available-for-sale financial assets	**18,983**	**18,938**	214	(132)
	16,206	**26,157**	5,886	8,491

4. **Finance costs**

	3 months ended September 30, 2006 (unaudited) US$'000	**6 months ended September 30, 2006 (unaudited) US$'000**	3 months ended September 30, 2005 (unaudited) US$'000	6 months ended September 30, 2005 (unaudited) US$'000
Interest payable on bank loans and overdrafts	**2,373**	**5,591**	5,573	9,868
Dividend and relevant finance costs on convertible preferred shares not wholly payable within five years	**5,529**	**10,984**	5,944	7,997
Others	**525**	**1,003**	563	938
	8,427	**17,578**	12,080	18,803

Notes to the Condensed Interim Financial Statements (continued)

5. Profit before taxation

Profit before taxation is stated after charging the following:

	3 months ended September 30, 2006 (unaudited) US$'000	**6 months ended September 30, 2006 (unaudited) US$'000**	3 months ended September 30, 2005 (unaudited) US$'000	6 months ended September 30, 2005 (unaudited) US$'000
Amortization of intangible assets	**24,757**	**50,410**	26,410	47,109
Depreciation expenses and amortization of prepaid lease payments	**17,731**	**33,992**	17,132	30,375
Staff costs (including amortization of share-based compensation of US$9,835,000 (2005: US$7,310,000) for three-month period and US$16,562,000 (2005: US$8,996,000) for six-month period)	**226,940**	**458,326**	230,985	380,009
Rental expenses under operating leases	**7,180**	**17,613**	3,025	8,770
Restructuring costs	**1,965**	**21,361**	–	–

6. Taxation

The amount of taxation in the consolidated income statement represents:

	3 months ended September 30, 2006 (unaudited) US$'000	**6 months ended September 30, 2006 (unaudited) US$'000**	3 months ended September 30, 2005 (unaudited) US$'000	6 months ended September 30, 2005 (unaudited) US$'000
Current taxation				
Hong Kong profits tax	**(51)**	**(4)**	–	8
Taxation outside Hong Kong	**(15,365)**	**4,234**	42,425	62,218
Deferred taxation	**20,533**	**10,525**	(25,425)	(25,782)
	5,117	**14,755**	17,000	36,444

7. Dividend

	6 months ended September 30, 2006 (unaudited) US$'000	6 months ended September 30, 2005 (unaudited) US$'000
Interim dividend, declared after period end, of HK2.4 cents (2005/06: HK2.4 cents) per ordinary share	**27,454**	27,235

8. Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the period.

	6 months ended September 30, 2006 (unaudited)	6 months ended September 30, 2005 (unaudited)
Profit attributable to shareholders of the Company (US$'000)	**43,091**	91,174
Weighted average number of ordinary shares in issue for the purpose of basic earnings per share	**8,686,415,657**	8,812,613,228

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has four categories of dilutive potential ordinary shares: convertible preferred shares, share options, long-term incentive awards and warrants.

The convertible preferred shares are antidilutive as the amount of the dividend and related finance costs for the period per ordinary share attainable on conversion exceeds basic earnings per share and they are excluded from the weighted average number of ordinary shares in issue for calculation of diluted earnings per share.

For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

For the long-term incentive awards, a calculation is done to determine whether the long-term incentive awards are dilutive, and the number of shares that are deemed to be issued.

	6 months ended September 30, 2006 (unaudited)	6 months ended September 30, 2005 (unaudited)
Profit attributable to shareholders of the Company (US$'000)	**43,091**	91,174
Weighted average number of ordinary shares in issue	**8,686,415,657**	8,812,613,228
Adjustments for share options, warrants and long-term incentive awards	**118,992,518**	27,556,610
Weighted average number of ordinary shares in issue for calculation of diluted earnings per share	**8,805,408,175**	8,840,169,838

Notes to the Condensed Interim Financial Statements (continued)

9. Share capital

	September 30, 2006 (unaudited) Number of shares	HK$'000	March 31, 2006 (audited) Number of shares	HK$'000
Authorized:				
Ordinary shares	20,000,000,000	500,000	20,000,000,000	500,000
Series A cumulative convertible preferred shares	3,000,000	27,525	3,000,000	27,525
	20,003,000,000	527,525	20,003,000,000	527,525

	Number of shares	US$'000	Number of shares	US$'000
Issued and fully paid:				
Voting ordinary shares:				
At the beginning of the period/year	8,517,920,623	27,301	7,474,796,108	23,958
Issued during the period/year	–	–	821,234,569	2,632
Conversion from non-voting shares	–	–	110,635,946	355
Exercise of share options	9,558,399	31	111,254,000	356
Repurchase of shares	(15,390,000)	(50)	–	–
At the end of the period/year	8,512,089,022	27,282	8,517,920,623	27,301
Non-voting ordinary shares:				
At the beginning of the period/year	375,282,756	1,203	–	–
Issued during the period/year	–	–	921,636,459	2,954
Conversion into voting shares	–	–	(110,635,946)	(355)
Repurchase of shares	–	–	(435,717,757)	(1,396)
At the end of the period/year	375,282,756	1,203	375,282,756	1,203
Total issued and fully paid ordinary shares	8,887,371,778	28,485	8,893,203,379	28,504
Total issued and fully paid series A cumulative convertible preferred shares	2,730,000	3,211	2,730,000	3,211

Notes to the Condensed Interim Financial Statements (continued)

10. Non-current liabilities

	September 30, 2006 (unaudited) US$'000	March 31, 2006 (audited) US$'000
Amount payable for marketing right payable within five years	**36,398**	50,781
Interest-bearing bank loans repayable within five years	**100,000**	100,000
Share-based compensation	**14,047**	14,006
Convertible preferred shares and warrants not wholly payable within five years	**351,308**	346,852
Warranty provision	**165,285**	148,779
Retirement benefit obligations not wholly payable within five years	**154,823**	145,987
Other non-current liabilities payable within five years	**56,222**	28,960
	878,083	835,365
Current portion payable within one year	**(12,789)**	(21,779)
	865,294	813,586

On May 17, 2005, the Company issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares in the Company for an aggregate cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the stated value of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date. The warrant holders are entitled to subscribe for 237,417,474 shares in the Company at HK$2.725 per share. The warrant will expire on May 17, 2010.

11. Ageing analysis

(a) Ageing analysis of trade receivables at September 30, 2006 is as follows:

	September 30, 2006 (unaudited) US$'000	March 31, 2006 (audited) US$'000
0-30 days	**610,018**	349,321
31-60 days	**58,017**	81,961
61-90 days	**20,751**	23,668
Over 90 days	**21,688**	29,823
	710,474	484,773

Customers are generally granted credit terms of 30 days. Credit terms for customers of the systems integration business normally ranging from 30 days to 180 days.

(b) Ageing analysis of trade payables at September 30, 2006 is as follows:

	September 30, 2006 (unaudited) US$'000	March 31, 2006 (audited) US$'000
0-30 days	**1,518,905**	1,427,372
31-60 days	**396,245**	217,339
61-90 days	**153,234**	19,796
Over 90 days	**87,103**	18,664
	2,155,487	1,683,171

Notes to the Condensed Interim Financial Statements (continued)

12. Accruals and other payables

Included in accruals and other payables are provisions for other liabilities and charges as follows:

		September 30, 2006 (unaudited) US$'000	March 31, 2006 (audited) US$'000
(a)	Warranty		
	At the beginning of the period/year	326,124	24,230
	Provisions made during the period/year	192,803	409,713
	Amounts utilized	(117,767)	(107,819)
		401,160	326,124
	Long-term portion classified as non-current liabilities	(165,285)	(148,779)
	At the end of the period/year	235,875	177,345
(b)	Restructuring		
	At the beginning of the period/year	69,584	–
	Provision made during the period/year	518	69,584
	Amounts utilized	(27,594)	–
	Unused amounts reversed	(3,288)	–
	At the end of the period/year	39,220	69,584
(c)	Battery recall		
	Provision made during the period/year	18,550	–
	At the end of the period/year	18,550	–

During the period, the Group announced a voluntary recall of battery packs that shipped in some of the products. Under the arrangement with the supplier, the costs associated with the recall will be reimbursed by the supplier.

13. Business combinations

On April 30, 2005, the Group completed the acquisition of IBM PC Business under an asset purchase agreement dated December 7, 2004.

The estimated total consideration for acquiring the IBM PC Business is approximately US$1,333 million, including cash, the Company's shares and related transaction costs.

Set forth below is a preliminary calculation of goodwill:

	(Unaudited) US$'000
– Cash	693,728
– Direct costs related to the acquisition	70,097
– Fair value of shares issued	555,819
– Net working capital "true-up"	13,630
Total purchase consideration	1,333,274
Less: Fair value of net assets acquired	35,571
Goodwill	1,297,703

Notes to the Condensed Interim Financial Statements (continued)

13. Business combinations (continued)

The major components of assets and liabilities arising from the acquisition are as follows:

	(Unaudited) Fair value US$'000	(Unaudited) Carrying value US$'000
Cash and cash equivalents	3,122	3,122
Property, plant and equipment	77,345	75,264
Intangible assets	621,690	–
Net working capital excluded cash	(555,637)	(558,305)
Non-current liabilities	(110,949)	(110,949)
Net assets acquired/(liabilities assumed)	35,571	(590,868)

The goodwill is attributable to the significant synergies expected to arise after the integration of the Group's existing business and the IBM PC Business acquired.

Intangible assets acquired that have indefinite useful life are not subject to amortization. Certain acquired intangible assets are to be amortized over their useful lives ranging from three to five years.

The acquired tangible assets primarily comprised trade receivables, inventories and plant and equipment. The liabilities assumed primarily comprised trade payables and other current liabilities.

The asset purchase agreement contains provisions that may require miscellaneous "true up" adjustments which are expected to result in cash payments between the Company and IBM. Such adjustments have not been finalized, but estimates have been recorded as part of the purchase price allocation, as indicated above. This process is expected to be finalized in the financial year 2006/07.

Interim Dividend

The Board has declared an interim dividend of HK2.4 cents (2005/06: HK2.4 cents) per ordinary share for the six months ended September 30, 2006, absorbing an aggregate amount of approximately HK$214 million (approximately US$27 million) (2005/06: HK$212 million (approximately US$27 million)), to shareholders of ordinary shares whose names appear on the Register of Members of the Company on December 1, 2006. The interim dividend will be paid on December 6, 2006.

Closure of Register of Members

The Register of Members of ordinary shares of the Company will be closed from November 28, 2006 to December 1, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Abacus Share Registrars Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on November 27, 2006.

Financial Review

Results

For the six months ended September 30, 2006, the Group achieved a turnover of approximately US$7,176 million. Profit attributable to shareholders was approximately US$43 million during the period, representing a decrease of US$48 million against US$91 million recorded in the same period last year. Basic earnings per share and diluted earnings per share were US0.50 cents and US0.49 cents, representing a decrease of US0.53 cents and US0.54 cents respectively as compared with the same period last year.

Segment Results

The Group has adopted geographical segments as the primary reporting format. Geographical turnover included Americas, EMEA (Europe, Middle East and Africa), Asia Pacific (excluding Greater China), and Greater China.

Capital Expenditure

The Group incurred capital expenditures of US$83 million during the six months ended September 30, 2006, mainly for the acquisition of fixed assets, completion of construction-in-progress and investments in the Group's information technology systems.

Liquidity and Financial Resources

At September 30, 2006, total assets of the Group amounted to US$5,561 million, which was financed by shareholders' funds of US$964 million, minority interests of US$1 million, and non-current and current liabilities of US$4,596 million. The current ratio of the Group was 0.87.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. At September 30, 2006, cash and cash equivalents totaled US$1,101 million, of which 47.1 percent was denominated in US dollars, 31.8 percent in Renminbi, 4.9 percent in Euros and 16.2 percent in other currencies.

At September 30, 2006, the Group had a US$400 million 5-Year Revolving and Term Loan Facility with syndicated banks, bearing interest at the London Interbank Offered Rate plus 0.52 percent per annum; and a US$100 million 5-Year Fixed Rate Loan Facility with a policy bank in China. These facilities were utilized to the extent of US$100 million at September 30, 2006.

The Group has also arranged other short-term credit facilities for contingency purposes. At September 30, 2006, the Group's total available credit facilities amounted to US$1,747 million, of which US$275 million was in trade lines, US$291 million in short-term and revolving money market facilities and US$1,181 million in forward foreign exchange contracts. At September 30, 2006, the amount drawn down was US$79 million in trade lines, and US$541 million being used for the currency forward contracts.

Financial Review (continued)

Liquidity and Financial Resources (continued)

At September 30, 2006, the Group's outstanding bank loan represented the term loan of US$100 million and short-term bank loans of US$11 million. When compared with total equity of US$965 million, the Group's gearing ratio was 0.12. The net cash position of the Group at September 30, 2006 is US$990 million.

The Group adopts a consistent hedging policy for business transactions to reduce the risk of currency fluctuation arising from daily operations. At September 30, 2006, the Group had commitments in respect of outstanding foreign exchange forward contracts amounting to US$541 million.

The Group's foreign exchange forward contracts are either used to hedge a percentage of future intercompany transactions which are highly probable, or used as fair value hedges for the identified assets and liabilities. Any gain or loss on these contracts is offset by movements in the value of the underlying transactions or change in fair value of the identified assets or liabilities.

The Group issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares for an aggregate cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the issue price of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date at May 17, 2012. The fair value of the liability component and equity component of the convertible preferred shares at September 30, 2006 amounted to approximately US$316 million and US$11 million respectively. The warrants will expire on May 17, 2010.

Contingent Liabilities

The Group had no material contingent liabilities at September 30, 2006.

Human Resources

At September 30, 2006, the Group had a total of approximately 23,500 employees, 18,200 of whom were employed in Chinese mainland and 2,000 in the U.S. and 3,300 in other countries.

The Group implements remuneration policy, bonus and long-term incentive schemes with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

Business Review and Prospects

Lenovo reported financial results for the six months ended September 30, 2006. Lenovo's consolidated turnover increased 16 percent year-on-year to approximately US$7,176 million. (The prior year figure only contains five months' contribution from the PC business acquired from IBM.) China continues to be Lenovo's best performing market. The gross profit margin for the interim period was 13.6 percent. Profit before taxation, excluding the cost of strategic restructuring actions, amounted to US$79 million, and was helped by improving expense levels. Profit attributable to shareholders after charging the cost of strategic restructuring actions amounted to US$43 million.

Personal Computer Business

During the first half, Lenovo's worldwide PC total shipments increased approximately 11 percent year-on-year, better than the industry average growth of about 9 percent. Based on preliminary industry data, the Company gained 0.1 percentage points of the worldwide PC market share, accounting for approximately 7.7 percent.

Growth continued to be strong in China. During the six months ended September 30, 2006, Lenovo's PC shipments increased approximately 28 percent year-on-year. Based on company and preliminary industry estimates, Lenovo's share of China's PC market increased to approximately 36 percent, representing a gain of approximately 1.7 percentage points year-on-year. This performance was attributable to the continued enhancement of product offerings to meet market needs, and the dual business model, which allows the Company to address both the high end business market and the growing small- and medium-sized business (SMB) and consumer segments.

Outside China, Lenovo's performance was generally impacted by its lower penetration in higher growth market segments. The Americas saw margin pressure from slower market growth, competitive pricing and execution issues in supply chain management. Lenovo continued to roll out the transaction model to add strength in the SMB segment to its existing position in the large enterprise market. It helped drive shipment growth in EMEA. The initial rollouts in Asia Pacific (excluding Greater China) and EMEA pilot country have been encouraging, and will be expanded to cover additional territories.

Notebook computers accounted for 52 percent of Lenovo's revenue. Similarly, the Company's notebook shipments growth outside China lagged behind the market due to its lower penetration in the faster growing SMB and consumer segments. Desktop computer shipments in emerging markets such as China and India saw good growth.

Mobile Handset Business

Lenovo continued to enjoy significant growth in its mobile handset shipments. Unit shipments increased approximately 63 percent year-on-year, outperforming the 40 percent growth in the robust China market during the six months. Lenovo continued to hold the number four ranking in the market with a share of approximately 6.6 percent for the six months ended September 30, 2006.

The strong growth in mobile handset shipments was attributable to well-received sales promotions and brand marketing programs, rapid expansion into the township market, the successful roll-out of new models and strengthened partnership with mobile telecom service carriers.

Prospects

During the first half of the fiscal year 2006/07, Lenovo made steady progress in implementing its action plan to enhance operational efficiency and its initiatives to drive global operational excellence. Looking forward, Lenovo will continue to focus on its four initiatives of rolling out transaction model, improving the supply chain, enhancing desktop competitiveness and building a strong brand. We believe these initiatives, coupled with the benefits of the recent restructuring actions, will help build a solid foundation for Lenovo's future development, and build a basis for a sustained improvement in future returns.

Directors' right to acquire shares or debentures

(A) Share Option Schemes

At the Extraordinary General Meeting of the Company held on March 25, 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of its old share option scheme (the "Old Option Scheme"). Despite the fact that no further options may be granted under the Old Option Scheme, all other provisions shall remain in force to govern all the outstanding options previously granted. No options were granted, cancelled nor lapsed under these schemes during the six months ended September 30, 2006.

Details of the movement of share options of the Company for the six months ended September 30, 2006 were as follows:

	Options held at April 1, 2006	Options exercised during the period	Options held at September 30, 2006	Exercise price per ordinary share HK$	Grant date (MM.DD.YYYY)	Exercise period (MM.DD.YYYY)
Old Option Scheme						
Directors						
Mr. Yang Yuanqing	6,000,000	–	6,000,000	4.072	04.16.2001	04.16.2001 to 04.15.2011
	2,250,000	–	2,250,000	2.876	08.31.2001	08.31.2001 to 08.30.2011
Ms. Ma Xuezheng	2,920,000	–	2,920,000	4.072	04.16.2001	04.16.2001 to 04.15.2011
	1,600,000	–	1,600,000	2.876	08.31.2001	08.31.2001 to 08.30.2011
Mr. Liu Chuanzhi	2,250,000	–	2,250,000	2.876	08.31.2001	08.31.2001 to 08.30.2011
Continuous contract employees	7,712,000	–	7,712,000	4.038	01.28.2000	01.28.2000 to 01.27.2010
	74,480,000	–	74,480,000	4.312	01.15.2001	01.15.2001 to 01.14.2011
	26,630,000	–	26,630,000	4.072	04.16.2001	04.16.2001 to 04.15.2011
	832,000	–	832,000	2.904	08.29.2001	08.29.2001 to 08.28.2011
	57,070,000	770,000	56,300,000	2.876	08.31.2001	08.31.2001 to 08.30.2011

Directors' right to acquire shares or debentures (continued)

(A) Share Option Schemes (continued)

	Options held at April 1, 2006	Options exercised during the period	Options held at September 30, 2006	Exercise price per ordinary share HK$	Grant date (MM.DD.YYYY)	Exercise period (MM.DD.YYYY)
New Option Scheme						
Directors						
Mr. Yang Yuanqing	3,000,000	–	3,000,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
Ms. Ma Xuezheng	1,600,000	–	1,600,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
Mr. Liu Chuanzhi	3,000,000	–	3,000,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
Continuous contract employees	16,526,000	730,000	15,796,000	2.435	10.10.2002	10.10.2002 to 10.09.2012
	56,368,000	2,822,000	53,546,000	2.245	04.26.2003	04.26.2003 to 04.25.2013
	116,578,000	3,296,399	113,281,601	2.545	04.27.2004	04.27.2004 to 04.26.2014
	9,400,000	1,880,000	7,520,000	2.170	07.08.2004	07.08.2004 to 07.07.2014
Other participants	15,030,000	60,000	14,970,000	2.435	10.10.2002	10.10.2002 to 10.09.2012
	1,600,000	–	1,600,000	2.245	04.26.2003	04.26.2003 to 04.26.2013

Notes:

1. Weighted average closing price of the listed ordinary shares of the Company immediately before the dates on which the options were exercised by continuous contract employees under the Old Option Scheme was HK$3.04.

2. Weighted average closing price of the listed ordinary shares of the Company immediately before the dates on which the options were exercised by continuous contract employees under the New Option Scheme was HK$2.80.

3. Weighted average closing price of the listed ordinary shares of the Company immediately before the dates on which the options were exercised by other participants under the New Option Scheme was HK$2.96.

(B) Long-Term Incentive Program

The Company operates a Long-Term Incentive Program ("LTI Program") which was approved by the Company on May 26, 2005. The purpose of the LTI Program is to attract, retain, reward and motivate non-executive and executive directors, senior management and selected top-performing employees of the Company and its subsidiaries. The Company reserves the right, at its discretion, to pay any awards under the LTI Program in cash or ordinary shares.

Under the LTI Program, the Company may grant awards, at its discretion, using any of three types of equity-based compensation vehicles: (i) share appreciation rights ("SAR"), (ii) restricted share units ("RSU") and (iii) performance share units ("PSU").

The total number of awards of the members of the Board, including the Chairman and CEO, under the LTI Program is set out below.

			Number of units						
Name	Award type	Effective price (HK$)	As at April 1, 2006 (unvested)	Awarded during the period	Vested during the period	As at September 30, 2006 (unvested)	Total outstanding as at September 30, 2006	Maximum number of shares subject to conditions	Vesting period (MM.DD.YYYY)
Executive Directors									
Mr. Yang Yuanqing	SAR	2.42	6,362,756	-	1,590,700	4,772,056	6,362,756	6,362,756	05.01.2006 to 05.01.2009
	RSU	2.42	928,795	-	-	928,795	928,795	928,795	05.01.2006 to 05.01.2009
	PSU	2.42	928,795	-	-	928,795	928,795	1,857,590	*Note 1*
Mr. William J. Amelio	RSU	3.10	-	10,013,000	-	10,013,000	10,013,000	10,013,000	01.01.2009
Ms. Ma Xuezheng	SAR	2.42	2,081,500	-	520,375	1,561,125	2,081,500	2,081,500	05.01.2006 to 05.01.2009
	RSU	2.42	303,900	-	-	303,900	303,900	303,900	05.01.2006 to 05.01.2009
	PSU	2.42	303,900	-	-	303,900	303,900	607,800	*Note 1*
Non-Executive Directors									
Mr. Liu Chuanzhi	SAR	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
Mr. Zhu Linan	SAR	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
Mr. William O. Grabe	SAR	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
Mr. Shan Weijian	SAR	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
Independent Non-Executive Directors									
Mr. Wong Wai Ming	SAR	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
Professor Woo Chia-Wei	SAR	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
Mr. Ting Lee Sen	SAR	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008
Mr. John W. Barter III	SAR	3.15	564,000	-	188,000	376,000	564,000	564,000	05.01.2006 to 05.01.2008

(B) Long-Term Incentive Program (continued)

The total number of awards granted in the year (including members of the Board and employees) under the LTI Program is set out below.

Name	Award type	Effective price (HK$)	Number of units: As at April 1, 2006 (unvested)	Awarded during the period	Vested during the period	Cancelled/ Lapsed during the period	As at September 30, 2006 (unvested)	Maximum number of shares subject to conditions	Vesting period (MM.DD.YYYY)
All Directors									
	SAR	2.32-3.78	12,956,256	-	3,615,075	-	9,341,181	12,956,256	12.20.2005 to 05.01.2009
	RSU	2.32-3.78	1,232,695	10,013,000	-	-	11,245,695	11,245,695	12.20.2005 to 05.01.2009
	PSU	2.32-3.78	1,232,695	-	-	-	1,232,695	2,465,390	*Note 1*
All other employees									
	SAR	2.32-3.78	159,637,607	135,610,643	46,966,092	19,150,814	229,131,344	276,097,436	05.01.2006 to 05.01.2008
	RSU	2.32-3.78	100,112,157	43,846,023	26,318,216	9,509,403	108,130,561	108,130,561	05.01.2006 to 05.01.2009
	PSU	2.32-3.78	10,223,492	-	-	2,055,866	8,167,626	16,335,252	*Note 1*
Total									
	SAR	2.32-3.78	172,593,863	135,610,643	50,581,167	19,150,814	238,472,525	289,053,692	12.20.2005 to 05.01.2009
	RSU	2.32-3.78	101,344,852	53,859,023	26,318,216	9,509,403	119,376,256	119,376,256	12.20.2005 to 05.01.2009
	PSU	2.32-3.78	11,456,187	-	-	2,055,866	9,400,321	18,800,642	*Note 1*

Note 1: Within 75 days following the announcement of the audited financial results of the Company for the financial year ending March 31, 2008.

Note 2: No unit was exercised, cancelled nor lapsed during the period.

Directors' Interests

As at September 30, 2006, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") in the Rules Governing the Listing of Securities on the Stock Exchange were as follows:

Interests in the shares and underlying shares of the Company

		Capacity and number of shares/ underlying shares held			
Name of Director	***Interests in shares/ underlying shares***	**Personal interests**	**Family interests**	**Trust**	**Aggregate long position**
Mr. Yang Yuanqing	Ordinary voting shares	10,200,000	–	–	10,200,000
	Share options	11,250,000	–	–	11,250,000
	Share awards	9,149,141	–	–	9,149,141
					30,599,141
Mr. William J. Amelio	Ordinary voting shares	7,200,000	–	–	7,200,000
	Share awards	10,013,000	–	–	10,013,000
					17,213,000
Ms. Ma Xuezheng	Ordinary voting shares	15,834,000	–	7,240,000	23,074,000
	Share options	6,120,000	–	–	6,120,000
	Share awards	2,993,200	–	–	2,993,200
					32,187,200
Mr. Liu Chuanzhi	Ordinary voting shares	16,010,000	976,000	–	16,986,000
	Share options	5,250,000	–	–	5,250,000
	Share awards	564,000	–	–	564,000
					22,800,000
Mr. Zhu Linan	Ordinary voting shares	3,720,000	–	–	3,720,000
	Share awards	564,000	–	–	564,000
					4,284,000
Mr. William O. Grabe	Share awards	564,000	–	–	564,000
Mr. Shan Weijian	Share awards	564,000	–	–	564,000
Mr. Wong Wai Ming	Share awards	564,000	–	–	564,000
Professor Woo Chia-Wei	Share awards	564,000	–	–	564,000
Mr. Ting Lee Sen	Share awards	564,000	–	–	564,000
Mr. John W. Barter III	Share awards	564,000	–	–	564,000

Note: Particulars of directors' interests in the share options of the Company are set out under the sub-section "Share Option Schemes".

Details of share awards are set out under the sub-section "Long-Term Incentive Program".

Save as disclosed above, as at September 30, 2006, none of the directors or chief executive of the Company or their associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial Shareholders' Interests in Securities of the Company

As at September 30, 2006, the following persons (not being a director or chief executive of the Company) had an interests in the shares or underlying shares of the Company as recorded in the register maintained under section 336 of the SFO:

Name	Nature of interests in long position	Capacity and number of shares/ — underlying shares held — Beneficial owner	Corporate interests	Aggregate long position	Percentage *(Note 14)*
Legend Holdings Limited *(Note 1)*	Ordinary voting shares	2,682,774,724	1,469,311,247 *(Note 2)*	4,152,085,971	48.99%
Employees' Shareholding Society of Legend Holdings Limited *(Note 3)*	Ordinary voting shares	–	4,152,085,971	4,152,085,971	48.99%
International Business Machines Corporation *(Note 4)*	Ordinary voting and non-voting shares	1,307,153,271	–	1,307,153,271	15.53%
TPG Advisors IV, Inc.	Underlying shares Preferred Shares	– –	439,217,834 967,571	439,217,834 967,571	5.22% 35.44%
TPG GenPar IV, L.P.	Underlying shares Preferred Shares	– –	439,217,834 967,571	439,217,834 967,571	5.22% 35.44%
TPG Partners IV, L.P.	Underlying shares Preferred Shares	– –	439,217,834 967,571	439,217,834 967,571	5.22% 35.44%
TPG IV Acquisition Company LLC *(Note 5)*	Underlying shares Preferred Shares	439,217,834 967,571	– –	439,217,834 967,571	5.22% 35.44%
Mr. David Bonderman *(Note 6)*	Underlying shares Preferred Shares	– –	885,180,238 1,950,000	885,180,238 1,950,000	10.52% 71.43%
T^3 II Acquisition Company, LLC *(Note 7)*	Preferred Shares	280,429	–	280,429	10.27%
T^3 Partners II, L.P.	Preferred Shares	–	280,429	280,429	10.27%
T^3 GenPar II, L.P.	Preferred Shares	–	280,429	280,429	10.27%
T^3 Advisors II, Inc.	Preferred Shares	–	280,429	280,429	10.27%
TPG III Acquisition Company, LLC *(Note 8)*	Preferred Shares	312,000	–	312,000	11.43%
TPG Partners III, L.P.	Preferred Shares	–	312,000	312,000	11.43%
TPG GenPar III, L.P.	Preferred Shares	–	312,000	312,000	11.43%
TPG Advisors III, Inc.	Preferred Shares	–	312,000	312,000	11.43%

Substantial Shareholders' Interests in Securities of the Company (continued)

Name	Nature of interests in long position	Capacity and number of shares/ underlying shares held — Beneficial owner	Corporate interests	Aggregate long position	Percentage (Note 14)
Newbridge Asia Acquisition Company LLC *(Note 9)*	Preferred Shares	390,000	–	390,000	14.29%
Newbridge Asia III, L.P.	Preferred Shares	–	390,000	390,000	14.29%
Newbridge Asia GenPar III, L.P.	Preferred Shares	–	390,000	390,000	14.29%
Newbridge Asia Advisors III, Inc.	Preferred Shares	–	390,000	390,000	14.29%
Tarrant Advisors, Inc.	Preferred Shares	–	390,000	390,000	14.29%
GAP (Bermuda) Ltd.	Preferred Shares	–	655,114	655,114	24%
General Atlantic Partners (Bermuda) L.P. *(Note 10)*	Preferred Shares	655,114	–	655,114	24%
GAPCO GmbH & Co. KG *(Note 11)*	Preferred Shares	1,219	–	1,219	0.04%
GAPCO Management GmbH	Preferred Shares	–	1,219	1,219	0.04%
General Atlantic Partners 81, L.P. *(Note 12)*	Preferred Shares	60,251	–	60,251	2.21%
Gapstar, LLC *(Note 13)*	Preferred Shares	9,750	–	9,750	0.36%
General Atlantic LLC	Preferred Shares	–	70,001	70,001	2.56%
GAP Coinvestments IV, LLC	Preferred Shares	11,100	–	11,100	0.41%
GAP Coinvestments III, LLC	Preferred Shares	42,566	–	42,566	1.56%

Notes:

1. The English company name "Legend Holdings Limited" is a direct transliteration of its Chinese company name.

2. The shares were beneficially held by Right Lane Limited, a direct wholly-owned subsidiary of Legend Holdings Limited.

3. Employees' Shareholding Society of Legend Holdings Limited is an equity holder of Legend Holdings Limited which in turn wholly owns Right Lane Limited. Therefore, it is taken to be interested in any shares in which they are interested.

4. International Business Machines Corporation ("IBM") had an interest in an aggregate of 1,307,153,271 ordinary shares, comprising 931,870,515 ordinary voting shares and 375,282,756 ordinary non-voting shares. 821,234,569 voting ordinary shares and 921,636,459 ordinary non-voting shares were allotted to IBM upon initial closing of the Company's acquisition of IBM's global desktop computer and notebook computer business on April 30, 2005. On May 17, 2005, IBM converted 110,635,946 ordinary non-voting shares to an equal number of ordinary voting shares. The Company repurchased 435,717,757 ordinary non-voting shares from IBM on August 2, 2005. The ordinary non-voting shares have the same rights as the ordinary voting shares save that the ordinary non-voting shares shall not carry any voting rights until they are converted into listed ordinary voting shares.

Substantial Shareholders' Interests in Securities of the Company (continued)

Notes: (continued)

5. TPG IV Acquisition Company LLC is indirectly wholly owned by TPG Advisors IV, Inc.

6. Mr. David Bonderman has an interest in underlying shares by virtue of his shareholding in TPG Advisors IV, Inc., TPG Advisors III, Inc., T^3 Advisors II, Inc. and Tarrant Advisors, Inc. (Tarrant Advisors, Inc. owns 50% of the Shares of Newbridge Asia Advisors III, Inc.).

7. T^3 II Acquisition Company, LLC is indirectly wholly owned by T^3 Advisors II, Inc.

8. TPG III Acquisition Company, LLC is indirectly wholly owned by TPG Advisors III, Inc.

9. Newbridge Asia Acquisition Company LLC is indirectly wholly owned by Newbridge Asia Advisors III, Inc.

10. GAP (Bermuda) Ltd. is the general partner of General Atlantic Partners (Bermuda), L.P.

11. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG.

12. General Atlantic LLC is the general partner of General Atlantic Partners 81, L.P.

13. GapStar, LLC is directly wholly owned by General Atlantic LLC.

14. The percentage of interests is based on the aggregate nominal value of the shares/underlying shares comprising the interests held as a percentage of the aggregate nominal value of all the issued share capital of the Company of the same class immediately after the relevant event and as recorded in the register maintained under section 336 of the SFO.

Save as disclosed above, as at September 30, 2006, no other interest or short positions in the shares or underlying shares of the Company were recorded in the register maintained under section 336 of the SFO.

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended September 30, 2006, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

Month/Year	Number of shares repurchased	Highest price per share HK$	Lowest price per share HK$	Aggregate consideration (excluding expenses) HK$
June 2006	15,390,000	2.450	2.200	35,698,500

The shares repurchased during the period were subsequently cancelled in June 2006 and accordingly, the issued share capital of the Company was diminished by the nominal value thereof. The premium payable on repurchase was charged against the share premium account of the Company.

During the period, the trustee of the Long-Term Incentive Program of the Company purchased 212,200,000 shares from the market for award to employees upon vesting. Details of the program are set out in the 2005/06 Annual Report of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

Review by Audit Committee

The Audit Committee of the Company has been established since 1999 with responsibility of assisting the Board in providing an independent review of the financial statements and internal control system. It acts in accordance with the Terms of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The Audit Committee is chaired by an independent non-executive director, Mr. Wong Wai Ming, and currently comprises five members including Mr. Wong, the other three independent non-executive directors, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III, and the non-executive director, Mr. Shan Weijian.

The Audit Committee of the Company has reviewed the interim report for the six months ended September 30, 2006. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

Code on Corporate Governance Practices

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the accounting period for the six months ended September 30, 2006 except the deviation under Code A.4.1, which stipulates that non-executive directors should be appointed for a specific term.

Non-executive directors of the Company do not have a specific term of appointment. However, non-executive directors are subject to the requirement to retire by rotation at annual general meetings under the Company's Articles of Association accomplishing the same purpose as a specific term of appointment.

Model Code

The Company has adopted the Model Code as set out in Appendix 10 to the Main Board Listing Rules along with its guidance note to govern directors' securities transactions. Having made specific enquiry of the directors of the Company, all the directors of the Company have confirmed their compliance with the required standard set out in the Model Code and the guidance note throughout the accounting period covered by this interim report.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, November 9, 2006

Corporate Information

Board of Directors

Executive directors

Mr. Yang Yuanqing
Mr. William J. Amelio
Ms. Ma Xuezheng

Non-executive directors

Mr. Liu Chuanzhi
Mr. Zhu Linan
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Shan Weijian
Mr. Justin T. Chang
(Alternate director to Mr. James G. Coulter)
Mr. Vince Feng
(Alternate director to Mr. William O. Grabe)
Mr. Daniel A. Carroll
(Alternate director to Mr. Shan Weijian)

Independent non-executive directors

Mr. Wong Wai Ming
Professor Woo Chia-Wei
Mr. Ting Lee Sen
Mr. John W. Barter III

Qualified Accountant

Mr. Damian Glendinning

Company Secretary

Mr. Mok Chung Fu

Registered Office

23rd Floor, Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong

Principal Bankers

BNP Paribas
Standard Chartered Bank (Hong Kong) Limited
ABN AMRO Bank N.V.
Industrial and Commercial Bank of China (Asia) Limited
China Merchants Bank
Citibank, N.A.

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building,
Central, Hong Kong

Share Registrar

Abacus Share Registrars Limited
26th Floor, Tesbury Centre,
28 Queen's Road East, Hong Kong

American Depositary Receipts

(Depositary and Registrar)
Citibank, N.A.
14th Floor, 388 Greenwich Street,
New York, NY 10013, USA

Stock Codes

Hong Kong Stock Exchange: 992
American Depositary Receipts: LNVGY

Website

www.lenovo.com